                                                                  EXHIBIT (a)(7)

   This announcement is not an offer to purchase or a solicitation of an offer to sell Securities. The U.S. Offer is made solely by the U.S. Offer to Purchase dated October 7, 2002 and the related GDS Letter of Transmittal and is not being made to, nor will tenders be accepted from or on behalf of, holders of Securities in any jurisdiction in which the making of the U.S.
  Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where it is required that the U.S. Offer be made by a licensed broker or dealer, the U.S. Offer shall be deemed to be made on behalf of PBG Grupo Embotellador Hispano-Mexicano, S.L.
   by Salomon Smith Barney, Inc. or one or more registered brokers or dealers licensed under the laws of such jurisdiction.


            NOTICE OF U.S. OFFER TO PURCHASE FOR CASH ALL OUTSTANDING
         SERIES B COMMON SHARES, ORDINARY PARTICIPATION CERTIFICATES AND
                            GLOBAL DEPOSITARY SHARES
                                       OF
                            PEPSI-GEMEX, S.A. DE C.V.

                        at the U.S. Dollar Equivalent of

                  Mexican Pesos 5.91 Per Series B Common Share
                                    of Gemex


                                       and

           Mexican Pesos 17.73 Per Ordinary Participation Certificate
                                    of Gemex
 (each CPO representing one Series B Common Share, one Series D Preferred Share
                     and one Series L Limited Voting Share)

                                       and

                Mexican Pesos 106.38 Per Global Depositary Share
                                    of Gemex
                        (each GDS representing six CPOs)

                                       by

                  PBG GRUPO EMBOTELLADOR HISPANO-MEXICANO, S.L.

                            AN INDIRECT SUBSIDIARY OF

                               BOTTLING GROUP, LLC

                      THE PRINCIPAL OPERATING SUBSIDIARY OF

                         THE PEPSI BOTTLING GROUP, INC.

THE U.S. OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME (4:00 P.M., MEXICO CITY TIME), ON NOVEMBER 5, 2002 UNLESS THE U.S. OFFER IS EXTENDED.


                                                                 October 7, 2002


         PBG Grupo Embotellador Hispano-Mexicano, S.L. ("Embotellador HM"), a Spanish indirect subsidiary of Bottling Group, LLC ("BG LLC"), a Delaware limited liability company and the principal operating subsidiary of The Pepsi Bottling Group, Inc., a Delaware corporation ("PBG"), is offering in the United States (the "U.S. Offer" or the "U.S. Offer to Purchase") to purchase for cash
(1) all outstanding Global Depositary Shares ("GDSs") of Pepsi-Gemex, S.A. de C.V. ("Gemex"), a variable stock corporation organized under the laws of Mexico, and (2) all outstanding Series B Common Shares of Gemex (the "Shares"), and all outstanding Ordinary Participation Certificates of Gemex (the "CPOs", and collectively with the Shares and GDSs, the "Securities") held by persons who are not Mexican residents. Each CPO represents one Series B Common Share, one Series D Preferred Share and one Series L Limited Voting Share. Each GDS represents six CPOs. Simultaneously with the U.S. Offer, Embotellador HM is offering in Mexico (the "Mexican Offer" and, collectively with the U.S. Offer, the "Offers") to purchase all outstanding Shares and CPOs of Gemex, including those held by U.S. residents, on substantially the same terms as the U.S. Offer.

         In the U.S. Offer, Embotellador HM is offering to purchase all the outstanding GDSs at a price of Ps106.38 per GDS, all outstanding Shares held by persons who are not Mexican residents at a price of Ps5.91 per Share, and all outstanding CPOs held by persons who are not Mexican residents at a price of Ps17.73 per CPO, in cash, in each case less any withholding taxes and without interest thereon. The purchase price for the Securities accepted for payment pursuant to the U.S. Offer will be paid in U.S. dollars equivalent to the applicable Mexican peso price in the U.S. Offer, based on the U.S. dollar to Mexican peso exchange rate calculated using the average of the exchange rates reported on each of the five consecutive business days ending two business days prior to the expiration date of the U.S. Offer by Reuters and Bloomberg on their FXBENCH page as the New York closing rate for the exchange of Mexican pesos and U.S. dollars (the "Applicable Exchange Rate"). Embotellador HM will announce the Applicable Exchange Rate by a press release not later than 9:00 a.m., New York City time, on the next business day after the Applicable Exchange Rate is determined.

         The Mexican Offer is open to all holders of Shares and CPOs, including those held by U.S. residents. Any holder who is not a Mexican resident can tender Shares and CPOs in either the U.S. Offer or the Mexican Offer. Mexican residents can only tender Shares and CPOs held by them into the Mexican Offer. The purchase price for the Shares and CPOs tendered in the Mexican Offer will be paid, at such holder's election, in Mexican pesos or in U.S. dollars equivalent to the Mexican peso price in the Mexican Offer based on the Applicable Exchange Rate. However, individuals tendering Shares and CPOs into the Mexican Offer will be entitled to elect to receive the purchase price in U.S. dollars only if they have an account in or outside Mexico into which they can receive payment in U.S. dollars and the information regarding such account has been provided to the custodian for their Shares and CPOs.

         A holder of GDSs may contact The Bank of New York, as depositary, to convert its GDSs into CPOs and tender such CPOs in the Mexican Offer. However, such holder will have to pay a fee of $5.00 for each 100 GDSs converted. If a holder chooses to convert its GDSs into CPOs and tender into the Mexican Offer and elects to receive payment in Mexican pesos it will bear the risk of any fluctuation in the exchange rate after the consummation of the Offers, if it then wishes to convert its Mexican pesos to U.S. dollars. The conditions to the Mexican Offer are substantially similar to those in the U.S. Offer. In the event that the Mexican Offer is amended to increase or decrease the price offered for the Securities, Embotellador HM will make a corresponding amendment to increase or decrease the price offered for the Securities in the U.S. Offer. Payment for Shares and CPOs purchased in the Offers will be subject in all cases to a 5% Mexican withholding tax on the gross proceeds of the sale. A holder may obtain a refund under specified circumstances set forth in the U.S. Offer to Purchase.

         Embotellador HM and BG LLC have entered into agreements to tender with the two major security holders of Gemex. In an agreement with PepsiCo, Inc. (the "PepsiCo Agreement to Tender"), PepsiCo has agreed to tender, and to cause its nominee identified in such agreement to tender, in the Offers and not withdraw all of the outstanding Securities owned or acquired by them prior to the expiration date, subject to their right to accept more competitive offers. As of August 9, 2002, PepsiCo beneficially owned, directly or indirectly, approximately 42.7% of the voting power of all classes of PBG's voting stock and, according to Gemex's Annual Report on Form 20-F for the year ended December 31, 2001, which was filed with the Securities and Exchange Commission on July 1, 2002, also owned, as of June 26, 2002, directly or indirectly, approximately 34.4% of the total capital stock of Gemex. In addition, as it is strategically important that Embotellador HM purchase Gemex, PepsiCo has agreed to pay Embotellador HM approximately Ps.172.7 million in order to facilitate the purchase of Gemex and ensure a smooth ownership transition of Gemex. Such payment will be made before the completion of the Offers. In an agreement with Mr. Enrique C. Molina Sobrino who, according to an amendment to his Schedule 13D filed on September 18, 2002, owned, directly or indirectly, as of September 10, 2002, approximately 40.0% of the total capital stock of Gemex (the "Molina Agreement to Tender"), Mr. Molina has agreed to tender, and to cause his affiliates identified in such agreement to tender, and not withdraw in the Offers all of the outstanding Securities owned or acquired by them prior to the expiration date, subject to their right to accept more competitive offers.

         Embotellador HM will not be required to accept Securities for payment if (i) less than 90% of all of the outstanding capital stock of Gemex (including shares represented by CPOs and GDSs) on the expiration date, is tendered in the Offers on or prior to the expiration date and not withdrawn, (ii) less than all of the Securities of Gemex owned, directly or indirectly, or which may be acquired on or before the expiration date, by PepsiCo and its nominee identified in the PepsiCo Agreement to Tender are tendered in the Offers and not withdrawn,
(iii) less than all of the Securities of Gemex owned, directly or indirectly, or which may be acquired on or before the expiration date, by Mr. Molina and his affiliates identified in the Molina Agreement to Tender are tendered in the Offers and not withdrawn, (iv) the conditions to the Mexican Offer have not been satisfied or waived on or before the expiration date of the Mexican Offer or the Mexican Offer has been terminated without the purchase of any Securities, or (v) the other conditions set forth in the U.S. Offer to Purchase are not satisfied or waived at any time on or prior to the expiration date of the U.S. Offer.

         PBG intends to issue commercial paper in an amount of up to $1.2 billion prior to the expiration date of the Offers. The commercial paper will bear interest at a rate to be determined immediately prior to or on the date of issuance. The proceeds of this issuance will be used to finance the Offers and to refinance a portion of the indebtedness of Gemex following the consummation of the Offers. As support for the commercial paper, PBG has entered into a bridge revolving credit facility with Salomon Smith Barney Inc., Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc., as joint lead arrangers, Citibank N.A., Credit Suisse First Boston, Cayman Islands Branch and Deutsche Bank AG New York Branch, as joint syndication agents, and certain lenders specified in the bridge revolving credit facility agreement, to provide up to $1.2 billion. The bridge revolving credit facility is guaranteed by BG LLC. Borrowings under the bridge revolving credit facility may be repaid and reborrowed until April 30, 2003, when the term of the bridge revolving credit facility expires. Borrowings will bear interest, at the option of PBG, at the base rate (i.e., prime rate) of Credit Suisse First Boston or LIBOR plus an applicable margin determined by reference to PBG's credit rating. The bridge revolving credit facility is unsecured. PBG does not anticipate borrowing under the bridge revolving credit facility unless and to the extent that it does not issue commercial paper as described above. PBG, through BG LLC, will provide Embotellador HM with the funds raised by it to purchase all the Securities validly tendered and not withdrawn in the Offers. Any remaining funds necessary to consummate the Offers will be provided by BG LLC from available cash or borrowings utilizing existing credit facilities of BG LLC. However, the Offers are not conditioned upon the receipt by PBG of the proceeds of either such financing or the advance of such funds to BG LLC or Embotellador HM. PBG expects to repay the commercial paper and/or the bridge revolving credit facility, as the case may be, with the funds provided by BG LLC from proceeds of a private placement of debt securities of BG LLC to be completed after the consummation of the Offers. Up to $1.0 billion of debt securities are expected to be guaranteed by PepsiCo.

         To tender GDSs pursuant to the U.S. Offer, (a) if GDSs are held in certificated form, a properly completed and duly executed GDS Letter of Transmittal (or facsimile thereof) together with the Global Depositary Receipts ("GDRs") for the GDSs to be tendered and all other documents required by the GDS Letter of Transmittal must be received by The Bank of New York (the "U.S. Receiving Agent") by the expiration date, (b) if GDSs are held in book-entry form, the GDSs must be delivered by the holder thereof to the U.S. Receiving Agent pursuant to the procedures for book-entry transfer described in the U.S. Offer to Purchase, and a confirmation of such delivery as well as a properly completed and duly executed GDS Letter of Transmittal (or a facsimile thereof) or an Agent's Message, as defined below, must also be received by the U.S. Receiving Agent by the expiration date. Alternatively, a holder may be able to use the guaranteed delivery procedure described in the U.S. Offer to Purchase. The term "Agent's Message" means a message, transmitted by The Depository Trust Company ("DTC") to, and received by, the U.S. Receiving Agent and forming a part of a book-entry confirmation which states that DTC has received an express acknowledgment from the participant tendering the GDSs which are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the GDS Letter of Transmittal and that Embotellador HM may enforce such agreement against such participant.

     If a holder wishes to tender its Shares and CPOs in the U.S. Offer in accordance with its terms, it must do so by book-entry transfer as described in the U.S. Offer to Purchase. If such holder holds Shares in certificated form it should promptly contact a broker, dealer, bank, trust company, financial institution or other nominee who is a participant in the book-entry transfer system of S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, commonly known as "Indeval," a privately-owned central securities depositary that acts as clearing house, depositary, custodian, settlement, transfer and registration institution for the Mexican Stock Exchange, and arrange for the holding by such nominee of the Shares on behalf of the holder in book-entry form. In order for a book-entry transfer to constitute a valid tender of such holder's Shares and CPOs in the U.S. Offer, the Shares and CPOs must be tendered by a nominee who is an Indeval participant into the account of Acciones y Valores de Mexico, S.A. de C.V., or Accival (the "Mexican Receiving Agent"), with Indeval and the Mexican Receiving Agent must receive a properly completed and duly executed letter from the Indeval participant who tendered the holder's Shares and CPOs into its account accepting the U.S. Offer (the "Acceptance Letter") prior to the expiration date of the U.S. Offer.

         For purposes of the U.S. Offer, Embotellador HM will be deemed to have accepted for payment tendered Securities when and if it gives oral or written notice to the U.S. Receiving Agent and the Mexican Receiving Agent of its acceptance of the tenders of such Securities. Payment for GDSs tendered in certificated form and for Shares or CPOs tendered in book-entry form accepted for payment pursuant to the U.S. Offer will be made by deposit of the purchase price with the U.S. Receiving Agent or the Mexican Receiving Agent, as the case may be, which will act as the holder's agent for the purpose of receiving payments from Embotellador HM and transmitting such payments to such holder. Payment for GDSs tendered by book-entry transfer will be made by crediting the account of the nominee holding the GDSs on behalf of the beneficial holder of such GDSs with DTC. In all cases, payment for Securities accepted for payment pursuant to the U.S. Offer will be made only after timely receipt by the U.S. Receiving Agent or the Mexican Receiving Agent, as the case may be, of all the documents required to effect a tender, duly signed and executed by the holder or its nominee.

         Embotellador HM may extend the U.S. Offer when it is required to do so under applicable laws and regulations. For example, if Embotellador HM decreases the percentage of Securities being sought or decreases the consideration to be paid for Securities pursuant to the U.S. Offer, assuming it has received the consent of Mr. Molina and PepsiCo to such amendments under the Molina Agreement to Tender and the PepsiCo Agreement to Tender, and the U.S. Offer is scheduled to expire at any time before the expiration of a period of ten U.S. business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the U.S. Offer will be extended until the expiration of such period of ten U.S. business days. Embotellador HM currently does not intend to decrease the percentage of, or increase or decrease the consideration to be paid for, Securities to be purchased in the U.S. Offer. If Embotellador HM makes a material change in the terms of the U.S. Offer (other than a change in price or percentage of securities sought) or in the information concerning the U.S. Offer, or waive a material condition of the U.S. Offer, it will extend the U.S. Offer, if required by applicable law, for a period sufficient to allow security holders to consider the amended terms of the U.S. Offer.

         In addition, under the Molina Agreement to Tender and the PepsiCo Agreement to Tender, if on or prior to the initial expiration date the conditions to the Offers are satisfied, Embotellador HM may extend the expiration date of the Offers for a period of not more than five business days after such initial expiration date, solely to increase the number of Securities to be tendered in the Offers. If, on the other hand, the conditions to the Offers are not satisfied or waived by Embotellador HM on or prior to the initial expiration date, it is required to extend the Offers until all such conditions have been satisfied or waived, but not more than ten business days after the initial expiration date. In the event that the conditions to the Offers are still not satisfied or waived by Embotellador HM, it has the right, at its sole discretion, to terminate the Offers after such ten business days extension has expired or to further extend the Offers for an additional ten business days. Under the Molina Agreement to Tender and the PepsiCo Agreement to Tender, an extension of the Offers for any other reason or under any other circumstances requires the consent of Mr. Molina and PepsiCo, respectively, unless such extension is required by applicable laws and regulations.

         Embotellador HM may amend the U.S. Offer at any time in its sole discretion to increase the price it is offering to pay for the Securities. Embotellador HM may also reduce the purchase price it is offering by the amount of all dividends for which a payment date is announced or published on or prior to the expiration date and which is payable after the date of the U.S. Offer and prior to purchase of any Securities in the Offers, if any. Except as set forth in this and the preceding paragraph, under the Molina Agreement to Tender and the PepsiCo Agreement to Tender Embotellador HM may not reduce the price it is offering to pay or the number of Securities sought in the Offers or otherwise materially amend the Offers in any manner materially adverse to Mr. Molina or PepsiCo, without the consent of Mr. Molina or PepsiCo, respectively.

         Embotellador HM will announce any extension, amendment or termination by giving oral or written notice of such extension or amendment to the U.S. Receiving Agent and the Mexican Receiving Agent and followed as promptly as practicable by public announcement thereof. During any extension, all Securities previously tendered in the U.S. Offer and not withdrawn will remain subject to the U.S. Offer, subject to the rights of a tendering holder to withdraw its Securities in accordance with the terms of the U.S. Offer to Purchase.

         A holder can withdraw tendered Securities at any time until the U.S. Offer has expired and, if Embotellador HM has not by December 6, 2002 agreed to accept such holder's Securities for payment, the holder can withdraw them at any time after such time until Embotellador HM accepts such Securities for payment. For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the U.S. Receiving Agent or the Mexican Receiving Agent, as the case may be and must specify the name of the person who tendered the Securities to be withdrawn, the number of Securities to be withdrawn and the name of the registered holder of the Securities, if different from that of the person who tendered such Securities. If the Securities to be withdrawn have been delivered to either of the receiving agents for the U.S. Offer, a signed notice of withdrawal must be submitted prior to the acceptance of such Securities for payment by Embotellador HM, together with, in the case of withdrawals of GDSs (except in the case of GDSs tendered by an eligible guarantor institution), signatures guaranteed by an eligible guarantor institution. In addition, such notice must specify, in the case of GDSs tendered by delivery of GDRs, the name of the registered holder (if different from that of the tendering security holder) and the serial numbers shown on the particular GDRs evidencing the GDSs to be withdrawn or, in the case of Securities tendered by book-entry transfer, the name and participant number at DTC or Indeval to be credited with the withdrawn Securities. Withdrawals may not be rescinded, and Securities withdrawn will thereafter be deemed not validly tendered for purposes of the U.S. Offer. However, withdrawn Securities may be re-tendered by again following one of the procedures described in the U.S. Offer to Purchase, as applicable, at any time prior to the expiration date. The withdrawal rights in the Mexican Offer are similar to the withdrawal rights in the U.S. Offer.

         Gemex has allowed Embotellador HM to use its security position listings for the purpose of disseminating the U.S. Offer to holders of the Securities. The U.S. Offer to Purchase and the related GDS Letter of Transmittal have been mailed to record holders of the Securities that may be tendered in the U.S. Offer. Also, these materials are being furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on Gemex's security position listing or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of such Securities.

         THE U.S. OFFER TO PURCHASE AND THE RELATED GDS LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE U.S. OFFER.

         Any inquiries a holder may have with respect to the U.S. Offer and requests for additional copies of the U.S. Offer to Purchase or the GDS Letter of Transmittal should be addressed to Morrow & Co., Inc., the Information Agent for the U.S. Offer, at its address and telephone numbers set forth below. A holder may also contact its broker, dealer, bank, trust company or other nominee for assistance concerning the U.S. Offer.

                  The Information Agent for the U.S. Offer is:

                               MORROW & CO., INC.
                           445 Park Avenue, 5th Floor
                            New York, New York 10022
                                 (212) 754-8000

              U.S. SECURITY HOLDERS CALL TOLL FREE: (800) 607-0088 SECURITY HOLDERS OUTSIDE THE U.S. PLEASE CALL COLLECT
                         EMAIL: TENDER.INFO@MORROWCO.COM


                 The U.S. Receiving Agent for the U.S. Offer is:

                              THE BANK OF NEW YORK

              By Mail:                                     By Hand or
                                                       Overnight Courier
        The Bank of New York
    Tender & Exchange Department                      The Bank of New York
           P.O. Box 11248                         Tender & Exchange Department
        Church Street Station                          101 Barclay Street
    New York, New York 10286-1248                  Receive and Deliver Window
                                                          Street Level
                                                    New York, New York 10286





                 The U.S. Dealer Manager for the U.S. Offer is:

                              SALOMON SMITH BARNEY
                              388 Greenwich Street
                            New York, New York 10013